Exhibit 99.1

SHINHAN FINANCIAL GROUP CO., LTD.

September 30, 2015

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of Shinhan Financial Group Co., Ltd. (the “Company”), which comprise the separate interim statement of financial position as of September 30, 2015, the separate interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2015 and 2014, the separate interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2015 and 2014 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2014, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 10, 2015, expressed an unqualified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2014, presented for comparative purposes, is consistent, in all material respects, with the audited separate financial statements from which it has been derived.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 13, 2015

This report is effective as of November 13, 2015, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Financial Position

As of September 30, 2015 and December 31, 2014

(In millions of won)	Note	2015 (Unaudited)		2014

Assets
Due from banks	4,5,20,21	~~W~~	3	120,790
Trading assets	4,6,21		931,254	69,338
Loans, net	4,7,21		1,334,603	1,337,083
Property and equipment, net			871	1,029
Intangible assets, net			5,854	6,093
Investments in subsidiaries	8		25,203,159	25,203,159
Deferred tax assets			3,305	3,421
Other assets, net	4,21		212,220	353,635

Total assets		~~W~~	27,691,269	27,094,548

Liabilities
Borrowings	4	~~W~~	5,000	7,500
Debt securities issued	4,9		6,602,566	6,451,436
Liabilities for defined benefit obligations	10		4,781	4,502
Other liabilities	4,21		246,206	395,991

Total liabilities			6,858,553	6,859,429

Equity	11
Capital stock			2,645,053	2,645,053
Hybrid bonds			736,898	537,443
Capital surplus			9,494,842	9,494,842
Accumulated other comprehensive loss			(4,579)	(4,788)
Retained earnings			7,960,502	7,562,569

Total equity			20,832,716	20,235,119

Total liabilities and equity		~~W~~	27,691,269	27,094,548

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2015 and 2014

(Unaudited)

(In millions of won, except earnings per share data)	Note	2015			2014
		Three-month period		Nine-month period	Three-month period	Nine-month period

Interest income	19,21	~~W~~	14,368	43,509	14,581	43,758
Interest expense	21		(59,308)	(185,062)	(66,310)	(207,552)

Net interest expense	12		(44,940)	(141,553)	(51,729)	(163,794)

Fees and commission income	19,21		17,506	52,518	17,509	52,526
Fees and commission expense			8	(76)	(52)	(107)

Net fees and commission income	13		17,514	52,442	17,457	52,419

Dividend income	14,19,21		—	1,063,347	—	922,734
Net trading income	19		3,322	8,121	2,468	9,259
Reversal of credit losses	7,15,19,21		10	70	36	12
General and administrative expenses	16,21		(16,037)	(47,287)	(13,874)	(45,568)

Operating income (loss)			(40,131)	935,140	(45,642)	775,062

Non-operating income (expense)	21		234	58	(58,616)	(59,057)

Profit (loss) before income taxes			(39,897)	935,198	(104,258)	716,005

Income tax expense (benefit)	17		192	48	(803)	(467)

Profit (loss) for the period	11		(40,089)	935,150	(103,455)	716,472

Other comprehensive income (loss) for the period, net of income tax
Items that will never be reclassified to profit or loss :
Remeasurements of the defined benefit liability			—	209	—	(404)

Total comprehensive income (loss) for the period		~~W~~	(40,089)	935,359	(103,455)	716,068

Basic and diluted earnings (loss) per share in won	18	~~W~~	(138)	1,822	(267)	1,366

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2015 and 2014

(Unaudited)

(In millions of won)	Capital stock		Hybrid bonds	Capital surplus	Accumulated other comprehensive loss	Retained earnings	Total equity

Balance at January 1, 2014	~~W~~	2,645,053	537,443	9,494,842	(2,919)	7,300,053	19,974,472
Total comprehensive income for the period:
Profit for the period		—	—	—	—	716,472	716,472
Other comprehensive income, net of income tax:		—	—	—	—	—	—
Remeasurements of the defined benefit liability		—	—	—	(404)	—	(404)

		—	—	—	(404)	716,472	716,068

Transactions with owners:
Dividends		—	—	—	—	(370,168)	(370,168)
Dividend to hybrid bonds		—	—	—	—	(22,454)	(22,454)

		—	—	—	—	(392,622)	(392,622)

Balance at September 30, 2014	~~W~~	2,645,053	537,443	9,494,842	(3,323)	7,623,903	20,297,918

	Capital stock		Hybrid bonds	Capital surplus	Accumulated other comprehensive loss	Retained earnings	Total equity

Balance at January 1, 2015	~~W~~	2,645,053	537,443	9,494,842	(4,788)	7,562,569	20,235,119
Total comprehensive income for the period:
Profit for the period		—	—	—	—	935,150	935,150
Other comprehensive income, net of income tax:		—	—	—	—	—	—
Remeasurements of the defined benefit liability		—	—	—	209	—	209

		—	—	—	209	935,150	935,359

Transactions with owners:
Dividends		—	—	—	—	(512,429)	(512,429)
Dividend to hybrid bonds		—	—	—	—	(24,788)	(24,788)
Issuance of hybrid bonds		—	199,455	—	—	—	199,455

		—	199,455	—	—	(537,217)	(337,762)

Balance at September 30, 2015	~~W~~	2,645,053	736,898	9,494,842	(4,579)	7,960,502	20,832,716

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2015 and 2014

(Unaudited)

(In millions of won)	Note	2015		2014

Cash flows from operating activities
Profit before income taxes		~~W~~	935,198	716,005
Adjustments for:
Interest income			(43,509)	(43,758)
Interest expense			185,062	207,552
Dividend income			(1,063,347)	(922,734)
Net trading income			(5,045)	(1,195)
Reversal of credit losses	15		(70)	(12)
Employee costs			2,987	3,389
Depreciation and amortization	16		485	790
Non-operating expense			2	58,862

			(923,435)	(697,106)
Changes in assets and liabilities:
Trading assets			(856,871)	258,973
Other assets			(4,915)	2,433
Liability for defined benefit obligations			(1,158)	(10)
Other liabilities			(3,639)	(4,709)

			(866,583)	256,687

Interest received			43,404	43,521
Interest paid			(183,722)	(208,279)
Dividend received			1,063,347	922,734

Net cash provided by operating activities			68,209	1,033,562

Cash flows from investing activities
Issuance of loans			—	(50,000)
Collection of loans			2,500	50,000
Acquisition of property and equipment			(195)	(244)
Acquisition of intangible assets			(59)	(2,418)
Disposal of intangible assets			75	2,190

Net cash provided by (used in) investing activities			2,321	(472)

Cash flows from financing activities
Issuance of hybrid bonds			199,455	—
Increase in borrowings			90,000	32,500
Repayments of borrowings			(92,500)	(32,500)
Issuance of debt securities			1,100,000	600,000
Repayments of debt securities issued			(950,000)	(1,240,000)
Debentures issuance cost paid			(1,810)	(1,267)
Dividends paid			(536,485)	(392,190)

Net cash used in financing activities			(191,340)	(1,033,457)

Net decrease in cash and cash equivalents			(120,810)	(212,618)

Cash and cash equivalents at beginning of period			120,810	212,818

Cash and cash equivalents at end of period	20	~~W~~	—	15

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2015

(Unaudited)

1.	Reporting entity

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001. The Company engages in management of its subsidiaries, which operate in the financial service industry. The Company’s shares were listed on the Korea Exchange on September 10, 2001 and the Company’s American Depository Shares were listed on the New York Stock Exchange on September 16, 2003.

2.	Basis of preparation

(a)	Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These condensed separate interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2014. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements and the investments of the company in an associate or a venturer are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b)	Use of estimates and judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the separate financial statements as of and for the year ended December 31, 2014.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2015

(Unaudited)

3.	Significant accounting policies

The accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2014.

4.	Financial risk management

(a)	Overview

As a financial services provider, Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”) are exposed to various risks relating to lending, credit card, insurance, securities investment, and trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the Company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i)	Risk management organization

The Group risk management system is organized along with the following hierarchy: from the top and at the Company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary.

The Group Risk Management Committee, which is under the supervision of the Company’s Board of Directors, sets the basic group wide risk management policies and strategies. The Company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the Company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries.

Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group wide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the group wide guidelines. The Company also has the Group Risk Management Team, which supports the Company’s Chief Risk Officer in his or her risk management and supervisory role.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2015

(Unaudited)

4.	Financial risk management (continued)

i)	Risk management organization, continued

In order to maintain the group wide risk at an appropriate level, the Group uses a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Risk Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more details by type of risk and type of product for each department and division within such subsidiary.

The Group Risk Management Committee consists of directors of the Company. The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed. Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set reasonable risk limits for the entire group and each of subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amend risk management regulations, and (v) decide other risk management-related issues the Board of Directors or the Group Risk Management Committee sees fit to discuss. The results of the Group Risk Management Committee meetings are reported to the Board of Directors of the controlling company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

The Group Risk Management Council is comprised of the Company’s Chief Risk Officer, head of risk management team, and risk officers from each subsidiary. The Group Risk Management Council holds meetings for risk management executives from each subsidiary to discuss the Group’s group wide risk management guidelines and strategy in order to maintain consistency in the group wide risk policies and strategies.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2015

(Unaudited)

4.	Financial risk management (continued)

ii)	Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•	Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•	Risk monitoring – The Group proactively, preemptively and periodically review risks that may impact our overall operations, including through a multidimensional risk monitoring system. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the group wide risk management, and the controlling company reports to the Group’s chief risk officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and on an ad hoc basis as needed. In addition, the Group performs preemptive risk management through a “risk dashboard system” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

•	Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group reviews relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, supports reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•	Risk management – The Group maintain a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(b)	Credit risk

i)	Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. The Company’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

ii)	The Company’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of September 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Due from banks and loans (*1):
Banks	~~W~~	3	120,790
Corporations		1,334,603	1,337,083

		1,334,606	1,457,873
Other financial assets (*1)(*2)		212,067	353,433

	~~W~~	1,546,673	1,811,306

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are measured as net of allowances.
(*2)	Comprise accounts receivable, accrued income, and guarantee deposits.

iii)	Information of financial assets under consideration of credit risk

Financial assets that are neither past due nor impaired as of September 30, 2015 and December 31, 2014 are as follows:

	2015
	Banks		Corporations	Total
Due from banks and loans (*) not impaired nor overdue	~~W~~	3	1,335,000	1,335,003
Less: allowance		—	(397)	(397)

	~~W~~	3	1,334,603	1,334,606

	2014
	Banks		Corporations	Total
Due from banks and loans (*) not impaired nor overdue	~~W~~	120,813	1,337,500	1,458,313
Less: allowance		(23)	(417)	(440)

	~~W~~	120,790	1,337,083	1,457,873

(*)	Credit quality of due from banks and loans was classified as Grade 1.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(c)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.

Interest rate risk is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Company.

(d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

The Company maintains the liquidity position of the balance of assets exceeding the balance of liabilities based on the remaining maturities at 30 days at each month-end financial position in accordance with the Financial Holding Company Act.

Contractual maturities for financial instruments as of September 30, 2015 and December 31, 2014 are as follows:

	2015
	Less than 1 month		1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivative liabilities:
Borrowings	~~W~~	—	5,000	—	—	—	—	5,000
Debt securities issued		275,214	141,131	582,495	986,787	4,492,969	701,365	7,179,961
Other financial liabilities		11,188	2,094	16,838	12,711	36,517	—	79,348

	~~W~~	286,402	148,225	599,333	999,498	4,529,486	701,365	7,264,309

	2014
	Less than 1 month		1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivative liabilities:
Borrowings	~~W~~	—	—	—	7,500	—	—	7,500
Debt securities issued		27,997	84,051	411,390	1,017,873	4,689,487	900,605	7,131,403
Other financial liabilities		14,787	16,745	54,354	—	32,072	—	117,958

	~~W~~	42,784	100,796	465,744	1,025,373	4,721,559	900,605	7,256,861

(*)	These amounts include cash flows of principal and interest on financial instruments.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(e)	Measurement for the fair value of financial instruments

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Company are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Company uses various valuation techniques and is setting rational assumptions based on the present market situations. Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Company classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

i)	Financial instruments measured at fair value

•	The fair value hierarchy of financial assets which are presented at their fair value in the statements of financial position as of September 30, 2015 and December 31, 2014 are as follows:

	2015
	Level 1		Level 2	Level 3	Total
Trading assets	~~W~~	—	931,254	—	931,254

	2014
	Level 1		Level 2	Level 3	Total
Trading assets	~~W~~	—	69,338	—	69,338

•	The valuation techniques and the fair value measurement input variables of financial instruments classified as level 2 are as follows:

Classification	Valuation techniques	Type	Inputs
Trading assets	Net asset valuation approach	Beneficiary certificates	Prices of underlying assets

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	The financial instruments measured at amortized cost

•	The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Type	Measurement methods of fair value
Cash and due from banks	The carrying amount and the fair value for cash are identical and the most of deposits are floating interest rate deposit or the next day deposit of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.

Borrowings and debt securities issued	The fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

•	The carrying value and fair value of the financial instruments measured at amortized cost as of September 30, 2015 and December 31, 2014 are as follows:

	2015			2014
	Carrying value		Fair value	Carrying value	Fair value
Assets:
Loans (corporate)	~~W~~	1,334,603	1,361,769	1,337,083	1,372,963
Liabilities:
Borrowings		5,000	4,988	7,500	7,365
Debt securities issued in won		6,602,566	6,804,417	6,451,436	6,642,744

	~~W~~	6,607,566	6,809,405	6,458,936	6,650,109

•	The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair values as of September 30, 2015 and December 31, 2014 are as follows:

	2015
	Level 1		Level 2	Level 3	Total
Assets:
Loans (corporate)	~~W~~	—	—	1,361,769	1,361,769
Liabilities:
Borrowings		—	4,988	—	4,988
Debt securities issued in won		—	6,804,417	—	6,804,417

	~~W~~	—	6,809,405	—	6,809,405

	2014
	Level 1		Level 2	Level 3	Total
Assets:
Loans (corporate)	~~W~~	—	—	1,372,963	1,372,963
Liabilities:
Borrowings		—	7,365	—	7,365
Debt securities issued in won		—	6,642,744	—	6,642,744

	~~W~~	—	6,650,109	—	6,650,109

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(f)	Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets and financial liabilities as of September 30, 2015 and December 31, 2014 are as follows:

	2015
	Financial assets at fair value through profit or loss		Loans and receivable	Financial liabilities measured at amortized cost
	Trading assets

Assets:
Due from banks	~~W~~	—	3	—
Trading assets		931,254	—	—
Loans		—	1,334,603	—
Other		—	212,067	—

	~~W~~	931,254	1,546,673	—

Liabilities:
Borrowings	~~W~~	—	—	5,000
Debt securities issued		—	—	6,602,566
Other		—	—	108,947

	~~W~~	—	—	6,716,513

	2014
	Financial assets at fair value through profit or loss		Loans and receivable	Financial liabilities measured at amortized cost
	Trading assets
Assets:
Due from banks	~~W~~	—	120,790	—
Trading assets		69,338	—	—
Loans		—	1,337,083	—
Other		—	353,433	—

	~~W~~	69,338	1,811,306	—

Liabilities:
Borrowings	~~W~~	—	—	7,500
Debt securities issued		—	—	6,451,436
Other		—	—	149,282

	~~W~~	—	—	6,608,218

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

5.	Due from banks

Restricted guaranteed deposits on bank accounts as of September 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Other financial institution deposits	~~W~~	3	3

6.	Trading assets

Trading assets as of September 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Beneficiary certificates	~~W~~	931,254	69,338

7.	Loans

(a)	Loans as of September 30, 2015 and December 31, 2014 comprise the following:

	2015		2014
Loans	~~W~~	1,335,000	1,337,500
Less: allowance		(397)	(417)

	~~W~~	1,334,603	1,337,083

(b)	Changes in allowance for credit losses for the nine-month period ended September 30, 2015 and the year ended December 31, 2014 were as follows:

	2015
	Loans		Others (*)	Total
Beginning balance	~~W~~	417	96	513
Reversal of credit losses		(20)	(50)	(70)

Ending balance	~~W~~	397	46	443

	2014
	Loans		Others (*)	Total
Beginning balance	~~W~~	417	59	476
Provision for credit losses		—	37	37

Ending balance	~~W~~	417	96	513

(*)	Include allowance for due from banks and other assets.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

8.	Investments in subsidiaries

Investments in subsidiaries as of September 30, 2015 and December 31, 2014 are as follows:

Investees	Location	Reporting date
Shinhan Bank Co., Ltd.	Korea	December 31
Shinhan Card Co., Ltd.	”	”
Shinhan Investment Corp.	”	”
Shinhan Life Insurance Co., Ltd.	”	”
Shinhan Capital Co., Ltd.	”	”
Jeju Bank	”	”
Shinhan BNP Paribas Asset Management Co., Ltd.	”	”
Shinhan Private Equity Inc.	”	”
Shinhan Credit Information Co., Ltd.	”	”
SHC Management Co., Ltd.	”	”
Shinhan Data System	”	”
Shinhan Savings Bank	”	”
Shinhan AITAS Co., Ltd.	”	”

	2015			2014
Investees	Ownership percentage (%)	Carrying value		Ownership percentage (%)	Carrying value
Shinhan Bank Co., Ltd.	100.0	~~W~~	13,617,579	100.0	~~W~~	13,617,579
Shinhan Card Co., Ltd.	100.0		7,919,672	100.0		7,919,672
Shinhan Investment Corp.	100.0		1,841,420	100.0		1,841,420
Shinhan Life Insurance Co., Ltd.	100.0		982,775	100.0		982,775
Shinhan Capital Co., Ltd.	100.0		408,922	100.0		408,922
Jeju Bank	68.9		135,220	68.9		135,220
Shinhan BNP Paribas Asset Management Co., Ltd.	65.0		91,565	65.0		91,565
Shinhan Private Equity Inc.	100.0		14,783	100.0		14,783
Shinhan Credit Information Co., Ltd.	100.0		15,385	100.0		15,385
SHC Management Co., Ltd.	100.0		8,655	100.0		8,655
Shinhan Data System	100.0		10,026	100.0		10,026
Shinhan Savings Bank	100.0		107,065	100.0		107,065
Shinhan AITAS Co., Ltd.	99.8		50,092	99.8		50,092

		~~W~~	25,203,159		~~W~~	25,203,159

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

9.	Debt securities issued

Debt securities issued as of September 30, 2015 and December 31, 2014 are as follows:

	2015			2014
	Interest rate (%)	Amount		Interest rate (%)	Amount
Debt securities issued in won	1.75 ~ 4.77	~~W~~	6,610,000	2.24 ~ 5.27	~~W~~	6,460,000
Discount			(7,434)			(8,564)

		~~W~~	6,602,566		~~W~~	6,451,436

10.	Employee benefits

(a)	Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of September 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Present value of defined benefit obligations	~~W~~	14,985	14,955
Fair value of plan assets		(10,204)	(10,453)

Recognized liabilities for defined benefit obligations	~~W~~	4,781	4,502

(b)	Expenses recognized in profit or loss for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

	2015			2014
	Three-month period		Nine-month period	Three-month period	Nine-month period
Current service costs	~~W~~	507	1,521	424	1,273
Net interest expense on the net defined benefit liabilities		34	103	31	91

	~~W~~	541	1,624	455	1,364

Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

11.	Equity

(a)	Equity as of September 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Capital stock
Common stock	~~W~~	2,370,998	2,370,998
Preferred stock		274,055	274,055

		2,645,053	2,645,053

Hybrid bond		736,898	537,443

Capital surplus
Share premium		9,494,769	9,494,769
Other		73	73

		9,494,842	9,494,842

Accumulated other comprehensive loss		(4,579)	(4,788)
Retained earnings
Legal reserve		1,756,387	1,690,125
Regulatory reserve for loan losses		8,479	7,621
Unappropriated retained earnings		6,195,636	5,864,823

		7,960,502	7,562,569

	~~W~~	20,832,716	20,235,119

(b)	Hybrid bond

Hybrid bond classified as other equity instrument as of September 30, 2015 and December 31, 2014 is as follows:

Issue date	Maturity date	Interest rate (%)	2015		2014
October 24, 2011	October 24, 2041	5.80	~~W~~	238,582	238,582
May 22, 2012	May 22, 2042	5.34		298,861	298,861
June 25, 2015	June 25, 2045	4.38		199,455	—

			~~W~~	736,898	537,443

The hybrid bonds above can be repaid early at value after 5 or 10 years from the date of issuance, and the Company has an unconditional right to extend the maturity under the same condition. In addition, if no dividend is to be paid for common shares, the agreed interest is also not paid.

(c)	Changes in accumulated other comprehensive loss for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 were as follows:

	2015		2014
Beginning balance	~~W~~	(4,788)	(2,919)
Remeasurements of the defined benefit liabilities		276	(2,466)
Tax effect		(67)	597

Ending balance	~~W~~	(4,579)	(4,788)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

11.	Equity

(d)	Regulatory reserve for loan losses

In accordance with Supervisory Regulations on Financial Holding Companies (the “Regulations”), the Company reserves the difference between allowance for credit losses under K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i)	Changes in regulatory reserve for loan losses for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 were as follows:

	2015		2014
Beginning balance	~~W~~	8,479	7,621
Planned regulatory reserve for (reversal of) loan losses		(1,253)	858

Ending balance	~~W~~	7,226	8,479

ii)	Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the nine-month periods ended September 30, 2015 and 2014 were as follows:

	2015		2014
Profit for the period	~~W~~	935,150	716,472
Reversal of regulatory reserve for loan losses		1,253	295

Profit for the period adjusted for regulatory reserve	~~W~~	936,403	716,767

Basic and diluted earnings per share in won adjusted for regulatory reserve(*)	~~W~~	1,825	1,366

(*)	Dividends for preferred stocks and hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

12.	Net interest expense

Net interest expense for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

	2015			2014
	Three-month period		Nine-month period	Three-month period	Nine-month period
Interest income:
Due from banks	~~W~~	28	603	203	722
Loans		14,267	42,692	14,285	42,764
Others		73	214	93	272

		14,368	43,509	14,581	43,758

Interest expense:
Borrowings in won		(36)	(196)	(55)	(263)
Debt securities issued in won		(59,272)	(184,866)	(66,255)	(207,289)

		(59,308)	(185,062)	(66,310)	(207,552)

Net interest expense	~~W~~	(44,940)	(141,553)	(51,729)	(163,794)

13.	Net fees and commission income

Net fees and commission income for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

	2015			2014
	Three-month period		Nine-month period	Three-month period	Nine-month period
Fees and commission income:
Royalty	~~W~~	17,504	52,511	17,506	52,517
Other		2	7	3	9

		17,506	52,518	17,509	52,526

Fees and commission expense:
Other		8	(76)	(52)	(107)

Net fees and commission income	~~W~~	17,514	52,442	17,457	52,419

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

14.	Dividends income

Dividends income for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

	2015			2014
	Three-month period		Nine-month period	Three-month period	Nine-month period
Dividends from subsidiaries	~~W~~	—	1,063,347	—	922,734

15.	Reversal of credit losses

Reversal of credit losses for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

	2015			2014
	Three-month period		Nine-month period	Three-month period	Nine-month period
Reversal of credit losses on loans	~~W~~	10	70	36	12

16.	General and administrative expenses

General and administrative expenses for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

	2015			2014
	Three-month period		Nine-month period	Three-month period	Nine-month period
Salaries:
Salary expenses and bonuses	~~W~~	7,150	20,983	7,458	21,472
Severance benefits		541	1,624	455	1,364

		7,691	22,607	7,913	22,836
Rent		466	1,420	495	1,510
Entertainment		377	1,195	431	1,253
Depreciation		96	290	127	376
Amortization		66	195	142	414
Taxes and dues		135	529	108	434
Advertising		5,403	13,835	2,858	11,540
Other		1,803	7,216	1,800	7,205

	~~W~~	16,037	47,287	13,874	45,568

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

17.	Income taxes

Income tax expense (benefit) for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

	2015			2014
	Three-month period		Nine-month period	Three-month period	Nine-month period
Current income tax expense	~~W~~	—	—	—	—
Changes in deferred tax arising from temporary differences		192	115	(803)	(596)
Income tax recognized in other comprehensive income		—	(67)	—	129

Income tax expense (benefit)	~~W~~	192	48	(803)	(467)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

18.	Earnings per share

Basic and diluted earnings per share for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

	2015			2014
	Three-month period		Nine-month period	Three-month period	Nine-month period
Profit (loss) for the period	~~W~~	(40,089)	935,150	(103,455)	716,472
Less:
Dividends on preferred stock		15,612	46,326	15,613	46,326
Dividends to hybrid bonds		9,686	24,789	7,493	22,454

		25,298	71,115	23,106	68,780

Profit (loss) available for common stock	~~W~~	(65,387)	864,035	(126,561)	647,692

Weighted average number of common shares outstanding		474,199,587	474,199,587	474,199,587	474,199,587
Basic and diluted earnings (loss) per share in won	~~W~~	(138)	1,822	(267)	1,366

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

19.	Operating revenue

Operating revenue for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

	2015			2014
	Three-month period		Nine-month period	Three-month period	Nine-month period
Devidend income	~~W~~	—	1,063,347	—	922,734
Fees and commission income		17,506	52,518	17,509	52,526
Interest income		14,368	43,509	14,581	43,758
Gains on financial assets held for trading		3,322	8,121	2,468	9,259
Reversal of credit losses		10	70	36	12

	~~W~~	35,206	1,167,565	34,594	1,028,289

20.	Statement of cash flows

Cash and cash equivalents reported in the accompanying separate statements of cash flows as of September 30, 2015 and December 31, 2014 are as follows:

	2015		2014
Due from banks with a short maturity of three months or less from the date of acquisition	~~W~~	—	120,810

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

21.	Related party transactions

(a)	Significant transactions with the related parties for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

Related party	Account	2015			2014
		Three- month period		Nine- month period	Three- month period	Nine- month period
Revenue:
Shinhan Bank Co., Ltd.	Interest income	~~W~~	73	630	285	921
”	Fees and commission income		11,343	34,027	11,512	34,537
”	Dividend income		—	450,000	—	360,000
”	Reversal of credit losses		8	43	31	7
Shinhan Card Co., Ltd.	Interest income		8,006	23,965	8,006	23,965
”	Fees and commission income		3,420	10,259	3,433	10,299
”	Dividend income		—	550,121	—	524,044
”	Reversal of credit losses		6	15	4	5
”	Other non-operating income		2	4	1	4
Shinhan Investment Corp.	Interest income		2,019	6,138	2,002	6,025
”	Fees and commission income		1,299	3,895	1,253	3,760
”	Dividend income		—	30,000	—	10,000
Shinhan Life Insurance Co., Ltd.	Fees and commission income		822	2,467	731	2,193
”	Dividend income		—	10,000	—	6,000
Shinhan Capital Co., Ltd.	Interest income		4,232	12,643	4,232	12,682
”	Fees and commission income		317	953	291	874
”	Dividend income		—	5,192	—	4,902
”	Reversal of credit losses		—	14	1	—
Jeju Bank	Fees and commission income		170	510	165	493
”	Dividend income		—	1,524	—	1,524
Shinhan Credit Information Co., Ltd.	Fees and commission income		8	25	8	24
Shinhan Private Equity Inc.	Interest income		37	132	56	165
”	Fees and commission income		6	16	5	15
”	Reversal of credit losses		3	4	—	—
Shinhan BNP Paribas Asset Management Co., Ltd.	Fees and commission income		44	133	43	128
”	Dividend income		—	16,510	—	13,260
Shinhan Data System	Fees and commission income		6	17	5	14
Shinhan AITAS Co., Ltd.	Fees and commission income		17	53	18	53
”	Dividend income		—	—	—	3,004
Shinhan Savings Bank	Fees and commission income		54	163	45	136

		~~W~~	31,892	1,159,453	32,127	1,019,034

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

21.	Related party transactions (continued)

Related party	Account	2015			2014
		Three- month period		Nine- month period	Three- month period	Nine- month period
Expense:
Shinhan Bank Co.,Ltd.	General and administrative expenses	~~W~~	488	1,617	435	1,524
Shinhan Card Co.,Ltd.	General and administrative expenses		4	4	—	—
Shinhan Investment Corp.	Interest expenses		137	428	164	543
”	General and administrative expenses		23	82	20	80
”	Credit losses		7	6	—	—
Shinhan Data System	General and administrative expenses		250	714	227	663

		~~W~~	909	2,851	846	2,810

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

21.	Related party transactions (continued)

(b)	Significant balances with the related parties as of September 30, 2015 and December 31, 2014 are as follows:

Creditor	Debtor	Account	2015		2014
Assets:
Shinhan Financial Group Co., Ltd.	Shinhan Bank Co., Ltd.	Due from banks	~~W~~	3	120,790
”	”	Other assets		98,599	203,040
”	Shinhan Card Co., Ltd.	Loans		699,869	699,865
”	”	Other assets		69,561	121,784
”	Shinhan Investment Cop.	Loans		199,918	199,914
”	”	Other assets		27,005	3,801
”	Shinhan Life Insurance Co., Ltd.	Other assets		4,897	4,404
”	Shinhan Capital Co., Ltd.	Loans		429,823	429,815
”	”	Other assets		3,573	17,784
”	Jeju Bank	Other assets		1,069	918
”	Shinhan Credit Information Co., Ltd.	Other assets		480	597
”	Shinhan Private Equity Inc.	Loans		4,993	7,489
”	”	Other assets		—	119
”	Shinhan BNP Paribas Asset Management Co., Ltd.	Other assets		297	—
”	Shinhan Data System	Other assets		1,219	984
”	Shinhan Savings Bank	Other assets		321	—

			~~W~~	1,541,627	1,811,304

Liabilities:
Shinhan Bank Co., Ltd.	Shinhan Financial Group Co., Ltd.	Other liabilities	~~W~~	3,663	9
Shinhan Card Co., Ltd.	”	Other liabilities		1,052	363
Shinhan Investmenet Corp.	”	Other liabilities		568	33,601
Shinhan Life Insurance Co., Ltd.	”	Other liabilities		5,522	18,158
Shinhan Capital Co., Ltd.	”	Other liabilities		7,210	—
Shinhan Private Equity Inc.	”	Other liabilities		108	151
Shinhan Data System	”	Other liabilities		—	24
Shinhan Savings Bank	”	Other liabilities		—	341

			~~W~~	18,123	52,647

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2015

(Unaudited)

(In millions of won)

21.	Related party transactions (continued)

(c)	Compensation of key management personnel for the three-month and nine-month periods ended September 30, 2015 and 2014 were as follows:

	2015			2014
	Three-month period		Nine-month period	Three-month period	Nine-month period
Salaries	~~W~~	913	3,258	1,198	3,524
Severance benefits		14	57	13	58
Share-based payment expenses (*)		401	1013	660	1,555

	~~W~~	1,328	4,328	1,871	5,137

(*)	Expenses recognized during the vesting period under the agreement on share-based payments.